

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 28, 2016

<u>Via E-mail</u>
Albert So
Chief Financial Officer
Bonso Electronics International, Inc.
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong

> **Re: Bonso Electronics International, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2016**
> **Filed August 15, 2016**
> **File No. 000-17601**

Dear Mr. So:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery